Exhibit (h)(6)

AMENDMENT

To Transfer Agency and Service Agreement
Between
Each of the Entities Listed on Appendix A to the Agreement
And
Boston Financial Data Services, Inc. (“Transfer Agent”)

This Amendment is made as of this 15th day of February 2012 between each of the entities listed on Appendix A (each a “Portfolio” and collectively the “Fund”) to the Transfer Agency and Service Agreement between the Fund and the Transfer Agent dated as of October 1, 2005, as amended (the “Agreement”). In accordance with Section 15.1 (Amendment) of the Agreement, the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.             Section 10 (Confidentiality) of the Agreement is hereby amended by replacing subsection 10.1(b) in its entirety with new subsection 10.1(b) below and adding a new sub-section 10.1(c):

“(b) The Transfer Agent will use the Confidential Information, including Customer Data (defined below) only in compliance with (i) the provisions of this Agreement, (ii) its own Privacy and Information Sharing Policy, as amended and updated from time to time, (iii) federal and state privacy laws, including but not limited to, the Gramm-Leach-Bliley Act of 1999 (Public Law 106-102, 113 Stat. 1138) (“GLB Act”) and the Massachusetts Standards for the Protection of Personal Information, 201 CMR 17.00, et seq., (“Mass Privacy Act”), and (iv) as directed by authorized persons of the Fund in writing. The Transfer Agent agrees that it will not, except as set forth above, at any time during the term of this Agreement or after its termination, reveal, divulge or make known to any person, firm or other business organization any Customer Data as obtained by the Transfer Agent in performance of its services pursuant to this Agreement. The Transfer Agent has implemented and will continue to maintain appropriate security measures to protect such Customer Data, in the possession of the Transfer Agent, consistent with all applicable regulatory requirements, including those under the GLB Act and the Mass Privacy Act.

(c) For purposes of this Agreement, “Customer Data” means all nonpublic personal information of the Fund’s Shareholders, including without limitation, (i) name, address, email address, passwords, account numbers, personal financial information, personal preferences, demographic data, marketing data, data about securities transactions, credit data or any other identification data; (ii) any information that reflects the use of or interactions with a Fund service, including the Fund’s web site; or (iii) any data otherwise submitted in the process of registering for a Fund service. For the avoidance of doubt, Customer Data shall include all “nonpublic personal information,” and/or “personal information” as defined under the GLB Act and the Mass Privacy Act, respectively.”

2.             All defined terms and definitions in the Agreement shall be the same in this amendment (the “Amendment”) except as specifically revised by this Amendment.

3.             Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

HARRIS ASSOCIATES INVESTMENT TRUST		BOSTON FINANCIAL DATA SERVICES, INC.

By :	/s/ Kristi L.Rowsell	By:	/s/ Richard Jahl
Name: Kristi L.Rowsell		Name:	Richard Jahl
Title: President		Title:	SVP